June 11, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attn: Michael Purcell

Re:	Oklo Inc. Registration Statement on Form S-3, as amended Originally Filed June 2, 2025 File No. 333-287715

To the addressees set forth above,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 12, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Oklo Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 or in his absence, KC Sands at (312) 777-7162, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Oklo Inc.

/s/ R. Craig Bealmear
Name: R. Craig Bealmear
Title: Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP